Exhibit 99.77(d)

ITEM 77D

On March 18, 2016, the Board of Directors for Voya Mid Cap Value Advantage Fund approved a change, effective on or about May 31, 2016, with respect to the fund’s investment objective and principal investment strategies. The fund’s investment strategies have been revised as follows:

(1)         The fund’s investment objective was changed as follows:

INVESTMENT OBJECTIVE

The Fund seeks long-term capital growth.

(2)         The fund’s principal investment strategies were revised as follows:

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in securities of mid-capitalization companies included in the index. The Fund will provide shareholders with at least 60 days’ prior notice of any change in this investment policy.

The S&P MidCap 400 Index (the “Index”) is a stock market index comprised of common stocks of 400 mid-capitalization companies traded in the United States and selected by Standard & Poor’s Ratings Services. For this Fund, the sub-adviser (“Sub-Adviser”) defines mid-capitalization companies as companies that are included in the Index at the time of purchase. The market capitalization range is reset monthly and will change with market conditions as the range of the companies in the Index changes. As of December 31, 2015, the smallest company in the Index had a market capitalization of $661.4 million and the largest company had a market capitalization of $12.5 billion.

The Fund may invest in derivative instruments including, but not limited to, index futures. The Fund typically uses derivatives as a substitute for taking a position in the Index for “equitization” purposes. The Fund may also invest in real estate-related securities including real estate investment trusts (“REITS”).

The Fund may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

In managing the Fund, the Sub-Adviser attempts to achieve the Fund's objective by overweighting those stocks that the Sub-Adviser believes will outperform the Index, and underweighting (or avoiding altogether) those stocks in the Index that the Sub-Adviser believes will underperform the Index. In determining stock weightings, the Sub-Adviser uses both internally developed quantitative computer models and fundamental stock research to evaluate various criteria, such as the financial strength of each issuer and its potential for strong, sustained earnings growth. Although the Fund will not hold all of the stocks in the Index, the Sub-Adviser expects that there will be a close correlation between the performance of the Fund and that of the Index in both rising and falling markets as the Fund is designed to have risk characteristics (e.g., beta, size, volatility) which approximate those of the Index.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Fund may lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of its total assets.